UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

Sasha Cucuz

Greybrook Health Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

(647) 478-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS THE VAMVAKAS FAMILY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,651,236(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,651,236(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,651,236(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Reflects deemed shared beneficial ownership with the indirect subsidiary of The Vamvakas Family Trust (the “Trust”), Greybrook Health Inc. (“Greybrook Health”), as reported below.

(2) See note 2 for Greybrook Health, as reported below.

CUSIP No. 393704309

1		NAMES OF REPORTING PERSONS GREYBROOK HEALTH INC.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,651,236(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,651,236(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,651,236(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount includes (i) 7,000,424 common shares, no par value (the “Common Shares”), of Greenbrook TMS Inc. (the “Issuer”) beneficially owned by Greybrook Health (collectively with the Trust, the “Reporting Persons”), (ii) 385,870 Common Shares issuable to Greybrook Health upon the exercise of common share purchase warrants of the Issuer (the “Warrants”) and (iii) an aggregate of 12,264,942 Common Shares estimated to be issuable to Greybrook Health upon conversion of up to US$2,937,603.54 of subordinated convertible promissory notes (the “Subordinated Convertible Notes”). See Item 2 below.

(2) This percentage is calculated based upon 42,774,011 outstanding Common Shares of the Issuer as of August 28, 2023 as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 28, 2023, plus an additional (i) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants and (ii) an aggregate of 12,264,942 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes.

EXPLANATORY NOTE

This fourth amendment (this “Amendment No. 4”) to the original Schedule 13D previously filed on March 10, 2023 (the “Original Schedule 13D”) is being filed by and on behalf of Greybrook Health Inc., a corporation formed under the laws of the Province of Ontario, Canada (“Greybrook Health”), and The Vamvakas Family Trust, a trust formed under the laws of the Province of Ontario, Canada (the “Trust,” and together with Greybrook Health, the “Reporting Persons”), to reflect (i) the issuance of an additional US$2,437,603.54 of Subordinated Convertible Notes to Greybrook Health on August 28, 2023, which are convertible into up to an estimated 10,598,276 Common Shares based on the Subordinated Notes Conversion Price (as defined below) as of August 28, 2023, and (ii) the termination of the Convertible Instrument (as defined in the Amendment No. 3 to the Original Schedule 13D) on August 28, 2023, and in each case, in connection with the Note Exchange (as defined below). The Original Schedule 13D, as previously amended, is herein referred to as the “Existing Schedule 13D”. The Existing Schedule 13D, as amended by this Amendment No. 4, is herein referred to as this “Schedule 13D”.

Information and defined terms reported in the Existing Schedule 13D remains in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 4.

Item 2. Identity and Background.

Item 2 of the Existing Schedule 13D is hereby amended and supplemented as follows:

Note Exchange

On August 28, 2023, Greybrook Health has exchanged or amended an aggregate principal amount of US$2,437,603.54 of its unsecured promissory notes of the Issuer (the “Old Notes”) into the same aggregate principal amount of Subordinated Convertible Notes (the “Note Exchange”). The Subordinated Convertible Notes issued to Greybrook Health on August 28, 2023 form the same series as the US$500,000 of Subordinated Convertible Notes previously issued to Greybrook Health on August 15, 2023, as reported in the Amendment No. 3 to the Original Schedule 13D. In connection with the Note Exchange, the Old Notes have been cancelled or otherwise superseded and the Convertible Instrument was terminated.

Subordinated Convertible Notes

As of the date of this Amendment No. 4, the Reporting Persons are deemed to beneficially own an aggregate of 12,264,942 Common Shares estimated to be issuable upon conversion of the US$2,937,603.54 principal amount of Subordinated Convertible Notes held by Greybrook Health. The Subordinated Note Purchase Agreement (as defined in the Amendment No. 3 to the Original Schedule 13D) contains an option to convert the outstanding principal amount of the Subordinated Convertible Notes into Common shares at a conversion price per share (the “Subordinated Notes Conversion Price”) equal to the lesser of (a) 85% of the closing price per Common Share on the Nasdaq Stock Market LLC (“Nasdaq”) or any other market as of the closing date for such Subordinated Convertible Notes (as adjusted from time to time in accordance with the Subordinated Note Purchase Agreement, the “Reference Conversion Price”), with the Reference Conversion Price in effect as of August 28, 2023 being $0.2676; and (b)(i) 85% of the 30-day volume weighted average trading price of the Common Shares prior to conversion, or (ii) if the Common Shares are not listed on any of Nasdaq or another trading market at the time of conversion, a per share price based equal to 85% of the fair market value per Common Share as of such date (for such purposes, determined in good faith by the Company’s board of directors, acting reasonably); provided, that, in any event, the Subordinated Notes Conversion Price shall not be lower than $0.078. The Subordinated Notes Conversion Price is also subject to customary anti-dilution adjustments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and supplemented as follows:

On August 28, 2023, Greybrook Health entered into the Subordinated Note Purchase Agreement with the Issuer whereby Greybrook Health exchanged or amended an aggregate principal amount of US$2,437,603.54 of the Old Notes into the same aggregate principal amount of Subordinated Convertible Notes. The Convertible Instrument was terminated on August 28, 2023 in connection with the Note Exchange.

Item 4. Purpose of Transaction.

The information set forth in Items 2 and 3 of this Amendment No. 4 is hereby incorporated by reference into Item 4 of the Existing Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Existing Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons to which this Schedule 13D relates is 19,651,236 Common Shares, constituting approximately 35.5% of the Issuer’s outstanding Common Shares, and including (i) 6,800,424 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust, (ii) 385,870 Common Shares issuable to Greybrook Health upon exercise of the Warrants and (iii) an aggregate of 12,264,942 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes. The percentage of Common Shares of the Issuer is calculated based upon 42,774,011 outstanding Common Shares of the Issuer as of August 28, 2023 as reported in the Issuer’s current report on Form 6-K filed with the SEC on August 28, 2023, plus an additional (i) 385,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants and (ii) an aggregate of 12,264,942 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Subordinated Convertible Notes.

(c) Other than the transactions described herein and in the Existing Schedule 13D, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2 and 3 of this Amendment No. 4 is hereby incorporated by reference into Item 6 of the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 30, 2023
THE VAMVAKAS FAMILY TRUST

	By:	/s/ Elias Vamvakas
		Name:	Elias Vamvakas
		Title:	Trustee

GREYBROOK HEALTH INC.

	By:	/s/ Sasha Cucuz
		Name:	Sasha Cucuz
		Title:	Director